Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	6 September 2005	*No of sheets:*	*1*

Current report 46/2005

The Management Board of KGHM Polska Miedź S.A. announces that it has received information on the sale on 5 September 2005 by Ryszard Kurek – Member of the Supervisory Board of KGHM Polska Miedź S.A. – of 800 shares of KGHM Polska Miedź S.A. at the price of PLN 40.10 per share. These shares were sold on the Warsaw Stock Exchange. This information was prepared in Lubin on 5 September 2005.

Legal basis:
§5, section 1 point 7 of the Decree of the Council of Ministers dated March 21, 2005 – Journal of Laws Nr 49, item 463.

SUPPL

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Andrzej Krug

dlw 9/15